Exhibit 11





                         PATRIOT TRANSPORTATION HOLDING, INC.
                      COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (UNAUDITED)



                                                   THREE MONTHS
                                                 ENDED DECEMBER 31,
                                                  2003      2002

Net income                                   $1,318,000     938,000

Common shares:

Weighted average shares
 outstanding during the
 period - shares used for
 basic earnings per share                    2,933,203    3,133,074

Shares issuable under stock
 options which are poten-
 tially dilutive                                50,294       22,480
Shares used for diluted earnings
 per share                                   2,983,497    3,155,554


Basic earnings per
 common share                                     $.45          .30

Diluted earnings
 per common share                                 $.44          .30